SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

August 01, 2022

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2022

Name of applicant:		Smith & Nephew plc
Name of scheme:		Global Share Plan 2010
Period of return:	From:	1 February 2022	To:	31 July 2022
Balance of unallotted securities under scheme(s) from previous return:		170,301
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		81,661
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		88,640

Name of contact:	Sarah Carne
Telephone number of contact:	01923 477100

SIGNED BY      Sarah Carne, Deputy Company Secretary

                           for and on behalf of

                           Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2022

Name of applicant:		Smith & Nephew plc
Name of scheme:		Smith & Nephew ShareSave Plan (2012)
Period of return:	From:	1 February 2022	To:	31 July 2022
Balance of unallotted securities under scheme(s) from previous return:		357,949
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		53,758
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		304,191

Name of contact:	Sarah Carne
Telephone number of contact:	01923 477100

SIGNED BY      Sarah Carne, Deputy Company Secretary

                           for and on behalf of

                           Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2022

Name of applicant:		Smith & Nephew plc
Name of scheme:		Smith & Nephew International ShareSave Plan (2012)
Period of return:	From:	1 February 2022	To:	31 July 2022
Balance of unallotted securities under scheme(s) from previous return:		720,166
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		253,133
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		467,033

Name of contact:	Sarah Carne
Telephone number of contact:	01923 477100

SIGNED BY      Sarah Carne, Deputy Company Secretary

                           for and on behalf of

                           Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2022

Name of applicant:		Smith & Nephew plc
Name of scheme:		Global Share Plan 2020
Period of return:	From:	1 February 2022	To:	31 July 2022
Balance of unallotted securities under scheme(s) from previous return:		492,958
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		20,299
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		472,659

Name of contact:	Sarah Carne
Telephone number of contact:	01923 477100

SIGNED BY      Sarah Carne, Deputy Company Secretary

                           for and on behalf of

                           Smith & Nephew plc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: August 01, 2022

By: /s/ Helen Barraclough
-----------------
                                                                                                                              Helen Barraclough
                                                                                                                      Company Secretary